                                                          File No.  33-62975
                                                                CIK #1001478
                       Securities and Exchange Commission
                         Washington, D.C.  20549-1004

                              Amendment No. 1
                                    to
                                 Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.   Exact Name of Trust:   Legg Mason Unit Investment Trust, Series 6

B.   Name of Depositor:     Legg Mason Wood Walker, Inc.

C.   Complete address of Depositor's principal executive offices:
                                               111 South Calvert Street
                                               Baltimore, Maryland  21203

D.   Name and complete address of agents for service:
     Chapman and Cutler           Legg Mason Wood Walker, Inc.
     Attention:  Mark J. Kneedy   Attention:  Edward A. Taber III
     111 West Monroe Street       111 South Calvert Street
     Chicago, Illinois  60603     Baltimore, Maryland  21202

E. Title and amount of securities being registered: An indefinite number of Units of proportionate interest pursuant to Rule 24f-2 under the Investment Company Act of 1940

F. Proposed maximum offering price to the public of the securities being registered:
          Indefinite

G.   Amount of registration fee:  $500 (previously paid)

H.   Approximate date of proposed sale to the public:

             As Soon As Practicable After the Effective Date of the
                           Registration Statement

/ X / Check box if it is proposed that this filing will become effective on October 26, 1995 at 2:00 p.m. pursuant to Rule 487.

                  Legg Mason Unit Investment Trust
                            Series 6


                        Cross-Reference Sheet

             (Form N-8B-2 Items required by Instructions as
                     to the Prospectus in Form S-6)

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus
                  I.  Organization and General Information
1.   (a)   Name of trust                 )   Prospectus front
                                             cover
     (b)   Title of securities issued    )   Essential
                                             Information
2.   Name and address of each depositor  )   Administration of
                                         )   the Trust
3.   Name and address of trustee         )   Administration
                                         )   of the Trust
4.   Name and address of principal       )   *
     underwriters
5.   State of organization of trust      )   The Trust
6.   Execution and termination of        )   The Trust;
     trust agreement                     )   Administration
                                         )   of the Trust
7.   Changes of name                     )   The Trust
8.   Fiscal year                         )   *
9.   Litigation                          )   *

             II.  General Description of the Trust and
                     Securities of the Trust

10.  (a)   Registered or bearer          )   Unitholders
           securities
     (b)   Cumulative or distributive    )   The Trust
           securities
     (c)   Redemption                    )   Redemption


     (d)   Conversion, transfer, etc.    )   Unitholders; Market
                                         )   for Units
     (e)   Periodic payment plan         )   *
     (f)   Voting rights                 )   Unitholders
     (g)   Notice of certificateholders  )   Investment
                                             Supervision;
                                         )   Administration of
                                             the Trust;
                                         )   Unitholders
     (h)   Consents required             )   Unitholders;
                                         )   Administration of
                                         )   the Trust
     (i)   Other provisions              )   Federal Tax Status
11.  Type of securities comprising units )   The Trust; The
                                         )   Trust Portfolio;
                                         )   Schedule of Investments
12.  Certain information regarding       )   *
     periodic payment certificates
13.  (a)   Load, fees, expenses, etc.    )   Essential
                                         )   Information;
                                         )   Public Offering of
                                         )   Units; Expenses
                                         )   of the Trust
     (b)   Certain information regarding )   *
           periodic payment certificates
     (c)   Certain percentages           )   Essential
                                         )   Information; Public
                                         )   Offering of Units
     (d)   Certain other fees, etc.      )   Unitholders
           payable by holders            )
     (e)   Certain profits receivable by )   Expenses of the
           depositor, principal under-   )   Trust; Public
           writers, trustee or           )   Offering of Units
           affiliated persons            )
     (f)   Ratio of annual charges to    )   *
           income                        )
14.  Issuance of trust's securities      )   The Trust;
                                         )   Unitholders
15.  Receipt and handling of payments    )   *

                                    2

     from purchasers
16.  Acquisition and disposition of      )   The Trust;
     underlying securities               )   The Trust
                                         )   Schedule of Investments;
                                         )   Investment
                                         )   Supervision;
                                         )   Market for Units
17.  Withdrawal or redemption            )   Redemption; Public
                                         )   Offering of Units
18.  (a)  Receipt, custody and
          disposition of income          )   Unitholders
     (b)  Reinvestment of distributions  )   Unitholders
     (c)  Reserves or special funds      )   Expenses of the
                                         )   Trust
     (d)  Schedule of distributions      )   *
19.  Records, accounts and reports       )   Unitholders;
                                         )   Redemption;
                                         )   Administration
                                         )   of the Trust
20.  Certain miscellaneous provisions of
     trust agreement
     (a)  Amendment                      )   Administration of the
     (b)  Termination                    )   Trust
     (c)  and (d) Trustee, removal and   )
          successor                      )
     (e)  and (f) Depositor, removal and )
          successor                      )
21.  Loans to security holders           )   *
22.  Limitations on liability            )   Administration of the
                                         )   Trust
23.  Bonding arrangements                )   *
24.  Other material provisions of        )   *
     trust agreement

                    III.  Organization, Personnel and
                     Affiliated Persons of Depositor

25.   Organization of depositor          )   Administration of
                                         )   the Trust
26.   Fees received by depositor         )   See Items 13(a) and

                               3

                                         )   13(e)
27.   Business of depositor              )   Administration of
                                         )   the Trust
28.   Certain information as to officials)   Administration of
      and affiliated persons of depositor)    the Trust
29.   Voting securities of depositor     )
30.   Persons controlling depositor      )
31.   Payment by depositor for certain   )   *
      services rendered to trust         )
32.   Payment by depositor for certain   )   *
      other services rendered to trust   )   *
33.   Remuneration of employees of       )   *
      depositor for certain services     )
      rendered to trust                  )
34.   Remuneration of other persons for  )   *
      certain services rendered to trust )

                       IV. Distribution and Redemption

35.   Distribution of Trust's securities )   Public Offering of
      by states                          )   Units
36.   Suspension of sales of trust's     )
      securities                         )   *
37.   Revocation of authority to         )
      distribute
38.   (a)  Method of Distribution        )   Public Offering of
                                         )   Units;
      (b)  Underwriting Agreements       )   Market for Units;
      (c)  Selling Agreements            )   Public Offering of
                                         )   Units
39.   (a)  Organization of principal     )   Administration of the
           underwriters                  )   Trust
      (b)  N.A.S.D. membership of        )
           principal underwriters        )
40.   Certain fees received by principal )   See Items 13(a) and
      underwriters                       )   13(e)
41.   (a)  Business of principal         )   Administration of
           underwriters                  )   the Trust
      (b)  Branch offices of principal   )
           underwriters                  )   *

                                      4


      (c)  Salesmen of principal         )
           underwriters                  )
42.   Ownership of trust's securities by )
      certain persons                    )
43.   Certain brokerage commissions      )   Public Offering of
      received by principal underwriters )   Units
44.   (a)  Method of valuation           )   Public Offering of
                                         )   Units
      (b)  Schedule as to offering price )   *
      (c)  Variation in offering price   )   Public Offering of
           to certain persons            )   Units
45.   Suspension of redemption rights    )   Redemption;
46.   (a)  Redemption valuation          )   Redemption
                                         )   Market for Units;
                                         )   Public Offering of
                                         )   Units
      (b)  Schedule as to redemption
           price                         )   *
                                         )   Market for Units;
47.   Maintenance of position in         )   Public Offering of
      underlying securities              )   Units; Redemption

                 V.  Information Concerning the Trustee or Custodian

48.   Organization and regulation of     )   Administration of the
      trustee                            )   Trust
49.   Fees and expenses of trustee       )   Expenses of the
                                         )   Trust
50.   Trustee's lien                     )

      VI.  Information Concerning Insurance of Holders of Securities

51.   Insurance of holders of trust's    )   Cover Page; Expenses
      securities                         )   of the Trust

                      VII.  Policy of Registrant

52.   (a)  Provisions of trust agreement )   The Trust;
           with  respect to selection or )   Investment

                                 5


           elimination of underlying     )   Supervision
           securities                    )
      (b)  Transactions involving        )   *
           elimination of                )
           underlying securities         )
      (c)  Policy regarding substitution )   Investment
           or elimination of             )   Supervision
           underlying securities         )
      (d)  Fundamental policy not        )   *
           otherwise covered             )
53.   Tax status of Trust                )   Essential Information
                                         )   Schedule of Investments;
                                         )   Federal Tax Status

                 VIII.  Financial and Statistical Information

54.   Trust's securities during last     )   *
      ten years                          )
55.                                      )
56.   Certain information regarding      )
      periodic payment certificates      )
57.                                      )
58.                                      )
59.   Financial statements (Instruction  )   *
      1(c) to Form S-6)                  )

*Inapplicable, answer negative or not required.

                        LEGG MASON UNIT INVESTMENT TRUST
                                    SERIES 6


              LEGG MASON REGIONAL BANK AND THRIFT TRUST, SERIES 2


     Legg Mason Regional Bank and Thrift Trust, Series 2 (the "Trust") was formed with the investment objective of obtaining maximum capital appreciation through investment in a fixed portfolio of equity securities of companies diversified within the regional banking and thrift industries which Legg Mason Wood Walker, Incorporated (the "Sponsor") believes will outperform other banking and financial stocks. The securities selected are considered by the Sponsor to have the potential to achieve the Trust's objective over the term of the Trust. See "The Trust Portfolio." There is no assurance that the Trust will achieve its objective.

     UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.
     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The investor is advised to read and retain this Prospectus for future reference.

                The date of this Prospectus is October 26, 1995.

                             LEGG MASON WOOD WALKER
                                  INCORPORATED
                            111 SOUTH CALVERT STREET
                                 P.O. BOX 1476
                         BALTIMORE, MARYLAND 21203-1476
                         (410) 539-0000/(800) 822-5544

SUMMARY

     THE TRUST. Legg Mason Unit Investment Trust, Series 6 (the "Fund"), which consists of the Legg Mason Regional Bank and Thrift Trust, Series 2 (the "Trust"), is a unit investment trust registered under the Investment Company Act of 1940, as amended ("1940 Act").

     The Trust initially consists of securities and delivery statements (I.E., contracts) or cash to purchase common stocks issued by companies which the Sponsor believes have the potential to achieve the objective of the Trust (the "Securities"). For the criteria used by the Sponsor in selecting the Securities, see "The Trust Portfolio -- Securities Selection." The value of all portfolio Securities and, therefore, the value of the Units may be expected to fluctuate in value depending on the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Maximum capital appreciation is, of course, dependent upon several factors including, among other factors, the financial condition of the issuers of the Securities and therefore, there can be no assurance that maximum capital appreciation will be achieved (see "The Trust Portfolio"). The Trust was formed with the investment objective of obtaining maximum capital appreciation over the life of the Trust through investment in a fixed portfolio of equity securities of companies diversified within the regional banking and thrift industries which the Sponsor believes will outperform other banking and financial stocks. Of course, achievement of the objective assumes that the Securities will continue to provide maximum capital appreciation for the life of the Trust.
     Each Unit (as hereinafter defined) of the Trust initially offered represents that undivided interest in the Trust indicated under "Essential Information." To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.
     PUBLIC OFFERING PRICE.   The Public Offering Price per Unit of the Trust
during the primary offering period is based on the aggregate underlying offer value (see "Public Offering of Units -- Public Offering Price") of the Securities in the Trust plus or minus a pro rata share of cash, if any, in the Capital Account (as hereinafter defined) held or owned by the Trust, plus a sales charge of 3.65% (equivalent to 3.79% of the net amount invested). The sales charge is reduced during the primary offering period on a graduated scale for sales involving at least 5,000 Units of the Trust. After the primary public offering period, the secondary market price of the Units will be equal to the aggregate underlying bid value of the Securities in the Trust, plus or minus a pro rata share of cash, if any, in the Capital Account held or owned by the Trust, plus a sales charge of 3.65%.

     DISTRIBUTIONS OF INCOME AND CAPITAL.   Distributions of dividends received
by the Trust and any funds in the Capital Account will be made semi-annually. See "Unitholders -- Distributions to Unitholders."

     MARKET FOR UNITS.   While under no obligation to do so, the Sponsor intends
to maintain a market for the Units of the Trust and offer to repurchase such Units at prices subject to change at any time which are based on the current underlying bid prices of the Securities in the Trust. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. A Unitholder may also dispose of Units through redemption at the Redemption Price on the date of tender to the Trustee. See
"Redemption -- Computation of Redemption Price."
     TERMINATION. No later than the date specified under the Liquidation Period in "Essential Information," Securities will begin to be sold in connection with the termination of the Trust and it is expected that all Securities in the Trust will be sold by the Mandatory Termination Date (as defined in "Essential Information") or within
                                       2
a reasonable period of time thereafter. The Sponsor will determine the manner, timing and execution of the sale of the underlying Securities. See "Administration of the Trust -- Amendment and Termination."
     RISK FACTORS.   An investment in the Trust should be made with an
understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market. For certain risk considerations related to the Trust, see "Risk Factors."
                                       3

LEGG MASON UNIT INVESTMENT TRUST, SERIES 6
LEGG MASON REGIONAL BANK AND THRIFT TRUST, SERIES 2
ESSENTIAL INFORMATION
AS OF THE OPENING OF BUSINESS ON OCTOBER 26, 1995
SPONSOR: LEGG MASON WOOD WALKER, INCORPORATED
EVALUATOR: GRAY, SEIFERT & COMPANY, INC.
TRUSTEE: THE BANK OF NEW YORK


Number of Units...........................................................  2,463,452
Fractional Undivided Interest Per Unit....................................  1/2,463,452
Public Offering Price:
  Aggregate Value of Securities in Portfolio(1)...........................  $47,470,737
  Aggregate Value of Securities per Unit..................................  $19.27
  Plus Sales Charge of 3.65%
     (3.79% of the net amount invested)(2)................................  $0.73
  Public Offering Price Per Unit(3).......................................  $20.00
Redemption Price Per Unit.................................................  $19.12
Sponsor's Initial Repurchase Price Per Unit...............................  $19.27
Excess of Public Offering Price Per Unit over Redemption Price Per Unit...  $0.88
Excess of Public Offering Price Per Unit over Sponsor's Initial Repurchase
     Price Per Unit.......................................................  $0.73
Maximum Value of the Trust under which Trust Agreement may be
     Terminated...........................................................  Trust Agreement may be terminated if value of the Trust is less than
                                                                            $18,988,288
Evaluations for purposes of sale, purchase or redemption of Units of the Trust are made as of 4:00 p.m., Eastern
Time, next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption (the "Evaluation Time")
Date of Deposit...........................................................  October 26, 1995
Mandatory Termination Date................................................  October 31, 1999
Liquidation Period........................................................  Beginning on October 1, 1999 until no later than the Mandatory Termination
                                                                            Date
Evaluator's Annual Evaluation Fee.........................................  Maximum of $.0060 per Unit
Trustee's Annual Fee......................................................  $.0172 per Unit
Sponsor's Annual Supervisory Fee..........................................  Maximum of $.005 per Unit
Estimated Annual Organizational Expenses(4)...............................  $.005749 per Unit
Record and Computation Dates..............................................  FIFTEENTH day of June and December
Distribution Dates........................................................  LAST day of June and December


(1) Each Security listed on a national securities exchange is valued at the last sales price, or if the Security is not listed on a national securities exchange, at the last asked price in the over-the-counter market.
(2) The sales charge will be reduced for certain purchases as set forth under "Public Offering of Units -- Public Offering Price."
(3) On the Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay his or her pro rata share of any accumulated dividends in such Income Account.

(4) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over the life of the Trust. See "Expenses of the Trust." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

THE TRUST

     Legg Mason Unit Investment Trust, Series 6, which consists of the Legg Mason Regional Bank and Thrift Trust, Series 2, is a unit investment trust created under the laws of the State of New York pursuant to a trust indenture dated the Date of Deposit (the "Trust Agreement") between Legg Mason Wood Walker, Incorporated (the "Sponsor") and The Bank of New York (the "Trustee").* Legg Mason Unit Investment Trust, Series 6 is the successor to Series 1-4 of The Maryland Tax-Exempt Trust and Legg Mason Unit Investment Trust, Series 5, each series of which was sponsored by Legg Mason Wood Walker, Incorporated.

     The portfolio contains common stocks issued by companies diversified within the regional banking and thrift industries. As used herein, the term "Securities" means the common stocks initially deposited in the Trust and described in the portfolio and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Trust Agreement.
     The Trust consists of (a) the Securities listed under "Schedule of Investments" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.
     On the Date of Deposit, the Sponsor will deliver to the Trustee Securities or contracts or cash for the purchase thereof for deposit in the Trust. For the Securities, contracts and cash to be so deposited, the Trustee will deliver to the Sponsor documentation evidencing the ownership of that number of Units of the Trust set forth under "Essential Information." To the extent cash has been deposited to purchase additional Securities, Unitholders could experience a dilution of their investment and a reduction in their anticipated income because of price fluctuations in the Securities between the time of the cash deposit and the actual purchase of the additional Securities.
THE TRUST PORTFOLIO
     SECURITIES SELECTION.   At all times the Trust will hold at least 80% of
its assets in equity securities issued by companies diversified within the regional banking and thrift industries. In selecting Securities for the Trust, the following factors, among others, were considered by the Sponsor: (a) the quality of the Securities, (b) the price of the Securities relative to other similar securities, (c) the potential for capital appreciation and (d) the potential benefit to the issuer of the Securities from the continued consolidation within the regional banking and thrift industries and improving industry fundamentals.
     In selecting the Securities for the Trust, the Sponsor will choose equity securities that in its view have the potential for capital appreciation. Although there can be no assurance that such Securities will appreciate in value over the life of the Trust, over time stock investments have generally outperformed most other asset classes. However, it should be understood that common stocks carry greater risks, including the risk that the value of an investment can decrease (see "Risk Factors"), and past performance is no guarantee of future results. The Trust will not invest in banks or thrifts that have lending arrangements with affiliates of the Trust as of the Date of Deposit.
* Reference is made to the Trust Agreement and any statement contained herein is qualified in its entirety by the provisions of the Trust Agreement.
                                       5

     In offering the Units to the public, the Sponsor is not recommending any of the individual Securities in the Trust but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

     The following information provides a brief summary of the Securities that are included in the Trust. For specific information and the market price of each Security as of the Date of Deposit, see "Schedule of Investments."


     AMFED FINANCIAL, INC. is the holding company for American Federal Savings Bank, which operates forty-three full service offices throughout Nevada.


     AMERICAN FEDERAL BANK, with $1.3 billion in assets, is headquartered in Greenville, South Carolina. The bank has 37 branches throughout the northwestern region of South Carolina and also owns a consumer finance company with 16 branch offices.


     AMSOUTH BANCORPORATION is a $17 billion regional bank headquartered in Birmingham, Alabama. AmSouth has a four state franchise: Alabama, Georgia, Tennessee and Florida. Forty percent of its assets are in Florida.


     BANKCORP HAWAII, INC. is a regional bank holding company with more than 115 offices throughout Hawaii, Asia and the Pacific. Its principal subsidiaries are the State's largest commercial bank, Bank of Hawaii; a thrift holding company, Bancorp Pacific Inc.; and the largest commercial bank in the state of Arizona, First National Bank of Arizona.


     BANKATLANTIC BANCORP is the largest independent savings bank in Florida and has $1.7 billion in assets. Headquartered in Fort Lauderdale, Florida, BankAtlantic Bancorp has 40 offices in Broward, Palm Beach, Dade and Lee Counties, Florida.


     BARNETT BANKS, INC. is a leading financial institution in Florida with over 600 Florida offices. With $41.3 billion in assets and $28.5 billion in loans, Barnett is one of the premier retail banking franchises in the country.


     BOATMEN'S BANCSHARES, INC., with assets of $41 billion, operates from more than 400 locations in 9 states. Boatmen's Bancshares,with the pending acquisition of Fourth Financial, has the number one market share in the states of Missouri, Arkansas, New Mexico and Kansas.

     CCB FINANCIAL CORPORATION, headquartered in Durham, North Carolina, has $3.8 billion in assets and operates in the economically attractive Research Triangle area of central North Carolina.

     CALIFORNIA BANCSHARES is a multibank holding company comprised of 10 banks with branches in 34 northern California locations. California Bancshares has $1.4 billion in assets and is headquartered in San Roman, California.


     CAROLINA FIRST CORPORATION, with $1.1 billion in assets, is a bank and savings and loan holding company which serves 21 communities through 47 branches in South Carolina.


     CENTURA BANKS INC. is a bank holding company headquartered in Rocky Mount, North Carolina. Centura has assets of $4.1 billion and offers a full range of banking services from 147 offices.


     COMMERCE BANCSHARES, INC., with total assets of $9.0 billion, operates from over 180 locations in Missouri, Illinois and Kansas. Upon the completion of four recent acquisitions, Commerce Bancshares will have over 200 locations.


     COMMERCIAL FEDERAL CORP., headquartered in Omaha, Nebraska, has $6.6 billion in assets and operates from 65 locations serving Nebraska, Colorado, Kansas and Oklahoma.


     COMMUNITY FIRST BANKSHARES, with assets of $1.5 billion, is a multibank holding company which serves 39 communities in Colorado, Minnesota, North Dakota, South Dakota and Wisconsin.

     CRESTAR FINANCIAL CORPORATION is the holding company for three banks and 336 banking offices in Virginia, Maryland and the District of Columbia. The holding company currently has total assets of over $14.0 billion.



     FIFTH THIRD BANCORP, with assets of $15.6 billion, is headquartered in Cincinnati, Ohio with offices in Ohio, Kentucky and Indiana.

     FIRST AMERICAN CORPORATION is the holding company for First American National Bank. The bank attracts deposits and offers real estate mortgage, consumer and commercial loans in Tennessee through more than 140 offices.

     FIRST FINANCIAL CORPORATION is the holding company for First Financial Bank, Wisconsin's largest thrift institution. The corporation has $5.1 billion in assets and operates 124 consumer banking offices in Wisconsin and Illinois.

     FIRST PALM BEACH BANCORP, with $1.2 billion in assets and 23 branches in the southeastern portion of Florida, is the third largest publicly-traded financial institution based in Florida.


     FIRST SECURITY CORPORATION, with assets of $12.2 billion, is the largest financial services organization headquartered in the Intermountain West. The corporation's six banks currently operate 258 full-service offices in Utah, Idaho, New Mexico, Oregon, Nevada and Wyoming.




     FIRST WESTERN BANCORP, INC., headquartered in New Castle, Pennsylvania, has $1.6 billion in assets and 42 banking offices.




     GOLDEN WEST FINANCIAL, headquartered in Oakland, California, is a savings and loan holding company with assets of over $34 billion. It is the third largest thrift in the nation, consisting of 232 offices in 7 states: California, Colorado, Kansas, Texas, New Jersey, Arizona and Florida.


     HARBOR FEDERAL SAVINGS BANK is located in Fort Pierce, Florida and has 22 offices located in the six county area located in East Central Florida. The bank has $900 million in total assets.


     HIBERNIA CORPORATION is the largest statewide bank and the second largest financial institution in Louisiana. Hibernia dominates New Orleans and has $6.8 billion in assets.


     HOME FINANCIAL CORP. is a $1.2 billion financial institution headquartered in Hollywood, Florida. The company recently converted from a mutual holding company to a stock company.


     INTEGRA FINANCIAL CORP., with $13.8 billion in assets, is the fifth largest bank holding company headquartered in Pennsylvania.


     LONG ISLAND BANCORP is the holding company for Long Island Savings Bank, a $4.7 billion thrift headquartered in Melville, Long Island, New York with 37 locations throughout Queens, Nassau, and Suffolk Counties, New York.


     MARK TWAIN BANCSHARES is a St. Louis-based $2.7 billion bank holding company with a strong core banking business that is enhanced by a large array of fee-based revenue sources. The bank has 32 banking offices in the states of Missouri, Kansas and Illinois.


     MARSHALL & ILSLEY CORPORATION is headquartered in Milwaukee, Wisconsin. The corporation has 34 affiliate banks in Wisconsin, with more than 225 offices and a bank in Phoenix, Arizona with 12 offices.


     MERCANTILE BANKSHARES CORPORATION, with $5.9 billion in assets, is headquartered in Baltimore, Maryland. The corporation has 155 branches located in the states of Maryland, Delaware and Virginia.


     MERCANTILE BANCORP has $17.3 billion in assets and is headquartered in St. Louis, Missouri. The bank operates throughout Missouri, Iowa, Kansas, Illinois and Arkansas.

     NORTH FORK BANCORPORATION, INC., headquartered in Mattituck, Long Island, New York, offers commercial bank services in Suffolk, Nassau, Westchester and Rockland Counties, New York through its more than 40 offices.

     PEOPLES HERITAGE FINANCIAL GROUP, INC., a $2.8 billion thrift headquartered in Portland, Maine, is the largest independent financial institution remaining in Maine.

     REPUBLIC BANK, headquartered in St. Petersburg, Florida, has $626 million in assets and operates 30 branches in Pinellas, Paco, Manatee and Sarasota Counties.


     SANTA MONICA BANK, with $611 million in assets, conducts a commercial bank and trust business through its offices in Santa Monica, Pacific Palisades, West Los Angeles, Malibu and Marina Del Rey, California.


     SEACOAST BANKING CORP. OF FLORIDA, which has $650 million in assets, is headquartered in Stuart, Florida and operates in a three county area known as the Treasure Coast.


     SECURITY BANCORP, with $367 million in assets, is headquartered in Billings, Montana. Its wholly-owned subsidiary, Security Bank, operates 15 full service offices across Montana.





     SOUTHERN NATIONAL resulted from the merger between BB&T Financial Corporation and Southern National. The new organization is the 35th largest bank in the U.S. and the 6th largest in the Southeast. With $19 billion in assets, Southern National has the largest deposit market share in North Carolina.


     SUMMIT BANCORPORATION, with almost $6 billion in assets, is headquartered in Chatham, New Jersey.


     SUNTRUST BANKS, INC., headquartered in Atlanta, Georgia, operates 660 offices throughout Georgia, Florida and Tennessee. Through its subsidiaries, Suntrust Banks offers a full range of commercial banking services, investment and trust services as well as mortgage banking services.





     TRANS FINANCIAL, INC., with assets of $1.7 billion, is one of the larger independent financial institutions in Kentucky. The bank operates in Kentucky and Tennessee through 54 offices.


     UNITED BANKSHARES, INC. is the second largest bank in West Virginia with $2.2 billion in assets. Upon the completion of the announced merger with Eagle Bancorp, the bank will have 52 full service offices in West Virginia and Virginia.


     UJB FINANCIAL CORPORATION, headquartered in Princeton, New Jersey, recently entered into an agreement to buy Summit Bancorp for $1.1 billion in a transaction that would form New Jersey's second largest bank, with $22 billion in assets.


     VALLICORP HOLDINGS INC., headquartered in Fresno, California, operates 42 offices in central California and has assets of $1.1 billion.


     WEST ONE BANCORP, headquartered in Boise, Idaho, recently agreed to be acquired by US Bancorp of Oregon to form a bank with $30 billion in assets, operating in Oregon, Idaho, Washington, Nevada, Northern California and Utah.


     WASHINGTON FEDERAL is a savings and loan holding company with assets of $4.4 billion. Washington Federal is the second largest thrift in the Pacific Northwest and has branches in Washington, Idaho, Oregon, Utah and Arizona.




RISK FACTORS
     GENERAL.   The Trust may be an appropriate investment vehicle for investors who desire to participate in a portfolio of equity securities with greater diversification than they might be able to acquire individually. An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of the issuers of the Securities may become
                                       8
impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in, and perceptions of, the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

     An investment in Units of the Trust should be made with an understanding of the problems and risks inherent in the financial institutions industry in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that these conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in the mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. In addition, federal legislation is currently pending before Congress which would require a significant one-time charge to be assessed to thrifts in order to bolster depleted deposit insurance funds. To the extent this or similar legislation is adopted, thrift earnings and profitability will be negatively impacted. Neither federal insurance of deposits nor governmental regulations, however, ensure the solvency or profitability of banks or their holding companies or insure against any risk of investment in the securities issued by such institutions.

     The statutory requirements applicable to, and regulatory supervision of, banks, thrifts and their holding companies have increased significantly and have undergone substantial changes in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act, enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated financial institutions. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Starting in mid-1997, banks would be allowed to turn existing banks into branches, though states could pass laws to permit interstate
                                       9
branch banking before then. Consolidation is likely to continue in both cases. The Securities and Exchange Commission ("SEC") and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry and mandated regulatory intervention to correct such problems. In late 1993, the United States Treasury Department proposed a restructuring of the bank regulatory agencies which, if implemented, may adversely affect certain of the Securities in the Trust's portfolio. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, the deposit insurance system is reviewed by Congress and federal regulators, from time to time, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently proposed. Among other benefits, proposed legislation would allow banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of thrift regulatory reform might ultimately be adopted or what ultimate effect such reform might have on the Trust's portfolio.
     The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company, without prior Federal Reserve Board ("FRB") approval, from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the Federal Change In Bank Control Act and various state laws impose limitations on the availability of one or more individuals or other entities to acquire control of banks or bank holding companies.
     The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB may also impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.
     SPECIFIC RISK FACTORS. Holders of common stock incur more risk than holders of preferred stock and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by the portfolio have a right to receive dividends only when and if, and in the amounts, declared by the issuer's Board of Directors and to participate in
                                       10
amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's Board of Directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital of debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the Securities in the portfolios thus may be expected to fluctuate over the entire life of the Trust to values higher or lower than those prevailing on the Date of Deposit.
     Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust is restricted under the 1940 Act from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.
     LITIGATION AND LEGISLATION.   From time to time, Congress considers
proposals to reduce the rate of the dividends-received deduction. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unitholders are urged to consult their own tax advisers. Further, at any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the Securities in the Trust or the issuers of the Securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the Trust or will not impair the ability of issuers to achieve their business goals.
FEDERAL TAX STATUS
     The Trust is an association taxable as a corporation and intends to elect and qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). If the Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent the Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of regulated investment companies. Because the Trust intends to timely distribute its taxable income (including any net capital gain), it is anticipated that the Trust will not be subject to federal income tax or the excise tax. Although all or a portion of the Trust's taxable income (including any net capital gain) for the taxable year may be distributed to Unitholders shortly after the end of the calendar year, such a distribution will be treated for federal income tax purposes as having been received by Unitholders during the calendar year just ended.
                                       11

     Distributions to Unitholders of the Trust's taxable income (other than its net capital gain) will be taxable as ordinary income to Unitholders. To the extent that distributions to a Unitholder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of investment and will reduce the Unitholder's adjusted basis in his Units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below.
     Distributions of the Trust's net capital gain which are properly designated as capital gain dividends by the Trust will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. A Unitholder may recognize a taxable gain or loss if the Unitholder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will be a capital gain or loss, except in the case of a dealer or a financial institution. For taxpayers other than corporations, net capital gains are presently subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. A capital loss is long-term if the asset is held for more than one year and short-term if held for one year or less. If a Unitholder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any capital gain distribution is made with respect to such Units during the six-month period or less that the Unitholder owns the Units.
     The Revenue Reconciliation Act of 1993 (the "Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Act, the Act includes a provision that would recharacterize capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.
     Distributions which are taxable as ordinary income to Unitholders will constitute dividends for federal income tax purposes.
     The federal tax status of each year's distributions will be reported to Unitholders and to the Internal Revenue Service. The foregoing discussion relates only to the federal income tax status of the Trust and to the tax treatment of distributions by the Trust to U.S. Unitholders. Unitholders that are not U.S. citizens or residents should be aware that distributions from the Trust will generally be subject to a withholding tax of 30%, or a lower treaty rate, and should consult their own tax advisers to determine whether investment in the Trust is appropriate. Units in the Trust and Trust distributions may also be subject to state and local taxation and Unitholders should consult their own tax advisers in this regard.
     Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Trust so long as the Units are held by or for 500 or more persons at all times during the taxable year. In the event the Units are held by fewer than 500 persons, additional taxable income will be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received by the Unitholder.
     Each Unitholder will be requested to provide his or her taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to federally prescribed back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.
                                       12

     Unitholders will be notified annually of the amounts of income dividends includable in the Unitholder's gross income and amounts of Trustee expenses which may be claimed as itemized deductions.
     Dividend income and distributions of capital gains may also be subject to state and local taxes. Investors should consult their tax advisers for specific information on the tax consequences of particular types of distributions.
     Unitholders desiring to purchase Units for tax-deferred plans and Individual Retirement Accounts ("IRAs") should consult their investment executive for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.
PUBLIC OFFERING OF UNITS
     PUBLIC OFFERING PRICE.   During the primary offering period, Units of the
Trust are offered at the Public Offering Price (which is based on the aggregate underlying value of the Securities in the Trust and includes a sales charge of 3.65% of the Public Offering Price which charge is equivalent to 3.79% of the net amount invested) plus a pro rata share of any accumulated dividends in the Income Account of the Trust. In the secondary market, Units are expected to be offered at a price based on the aggregate underlying value of the Securities in the Trust plus a pro rata share of any accumulated dividends, plus a sales charge of 3.65%. Such underlying value shall also include the proportionate share of any undistributed cash held in the Capital Account of the Trust.
     The sales charge applicable to quantity purchases during the primary offering period only will be reduced on a graduated basis to any purchaser acquiring 5,000 or more Units as follows:

                                                                                           PERCENTAGE
                                                                                            OF SALES     PERCENT OF
                                                                                           CHARGE PER    NET AMOUNT
NO. OF UNITS*                                                                                 UNIT        INVESTED
Less than 5,000.........................................................................      3.65%         3.79%
5,000 but less than 12,500..............................................................      3.15%         3.25%
12,500 but less than 25,000.............................................................      2.65%         2.72%
25,000 but less than 50,000.............................................................      2.15%         2.20%
50,000 or more..........................................................................      1.50%         1.52%

* The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $20 per Unit and will be applied on whichever basis is more favorable to the investor.
     The reduced sales charges as shown in the table above will apply to all primary purchases of Units by the same purchaser. Additionally, Units purchased in the name of a spouse or child (under 21) of such purchaser will be deemed to be additional purchases by such purchaser. The reduced sales charges will also be applicable to a trust or other fiduciary purchasing for a single trust estate or single fiduciary account.

     The Sponsor intends to permit officers, directors and employees of the Sponsor and its affiliates and, at the Sponsor's discretion, investment clients of the Sponsor in certain accounts subject to a comprehensive "wrap fee" to purchase Units of the Trust without a sales charge, although a transaction processing fee may be imposed on such trades.

     As indicated above, the initial Public Offering Price of the Units will be established by adding to the determination of the aggregate underlying value of the Securities a sales charge equal to 3.79% of such value and dividing the sum so obtained by the number of Units outstanding. Such underlying value shall include the proportionate share of any cash held in the Capital Account. This computation produces a gross underwriting profit equal to 3.65% of the Public Offering Price. Such price determination as of the opening of business on the Date of Deposit will be made on the basis of an evaluation of the Securities in the Trust to be prepared by the Trustee.
                                       13

After the opening of business on the Date of Deposit, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities as of the Evaluation Time on days the New York Stock Exchange, Inc. ("Exchange") is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received at or prior to the Evaluation Time on each such day. Orders received by the Trustee, Sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the Exchange is closed, will be held until the next determination of price.
     The value of the Securities will generally be determined on each business day by the Evaluator based on the last sales prices for Securities listed on a national securities exchange and on the last asked prices for Securities traded over-the-counter during the primary offering period and on the last sales prices for Securities listed on a national securities exchange and on the last bid prices for Securities traded over-the-counter during the secondary market and for redemptions or by taking into account the same factors referred to under "Redemption -- Computation of Redemption Price."
     The minimum purchase in both the primary and secondary markets is 50 Units.
     PUBLIC DISTRIBUTION OF UNITS.   During the primary offering period, Units
of the Trust will be distributed to the public at the Public Offering Price thereof. Upon the completion of the primary offering, Units which may be acquired in the secondary market (see "Market for Units") may be offered at a price determined in the manner provided above.
     The Sponsor intends to qualify Units of the Trust for sale in a number of states. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.
     SPONSOR PROFITS.   The Sponsor will receive gross sales charges equal to
the percentage of the Public Offering Price of the Units of the Trust as stated under "Public Offering Price." In addition, the Sponsor may realize a profit (or sustain a loss) as of the Date of Deposit resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to the Trust, which is based on the evaluation of the Securities on the Date of Deposit.
MARKET FOR UNITS
     After the primary offering period, while not obligated to do so, the Sponsor intends, subject to change at any time, to maintain a market for Units of the Trust offered hereby and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the last sales prices for Securities listed on a national securities exchange and on the last bid value of the underlying Securities which are traded in the over-the-counter market. To the extent that a market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the last sales prices for Securities listed on a national securities exchange and on the last asked price of the Securities in the Trust which are traded in the over-the-counter market. The aggregate bid prices of the underlying Securities are expected to be less than the related aggregate asked prices (which is the evaluation method used during the primary public offering period). ACCORDINGLY, UNITHOLDERS WHO WISH TO DISPOSE OF THEIR UNITS SHOULD INQUIRE OF THEIR INVESTMENT EXECUTIVE AS TO CURRENT MARKET PRICES IN ORDER TO DETERMINE WHETHER THERE IS IN EXISTENCE ANY PRICE IN EXCESS OF THE REDEMPTION PRICE AND, IF SO, THE AMOUNT THEREOF. The offering price of any Units resold by the Sponsor will be in accordance with that described in the currently effective Prospectus describing such Units. Any profit or loss resulting from the resale of such Units will belong to the Sponsor. The Sponsor may suspend or discontinue purchases of Units of the Trust if the supply of Units exceeds demand, or for other business reasons.
                                       14

REDEMPTION
     GENERAL.   A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

     Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the Redemption Price for the Trust, determined as set forth below under "Computation of Redemption Price," as of the Evaluation Time stated under "Essential Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be cancelled and any undivided fractional interest in the Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Securities in the Trust at the time of redemption.

     Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's taxpayer identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's taxpayer identification number from the selling investment executive. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified taxpayer identification number in order to avoid this possible back-up withholding. In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

     Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account for the Trust. The Trustee is empowered to sell Securities for the Trust in order to make funds available for the redemption of Units of the Trust. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. To the extent that Securities are sold, the size of the Trust will, and the diversity of the Trust may, be reduced but each remaining Unit will continue to represent approximately the same proportionate interest in each Security. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption.

     The right of redemption may be suspended and payment postponed (1) for any period during which the Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the SEC) trading on the Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreement; or (3) for such other period as the SEC may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.
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
     COMPUTATION OF REDEMPTION PRICE.   The Redemption Price per Unit (as well
as the secondary market price) will be determined on the basis of the aggregate underlying bid value of the Securities in the Trust. On the Date of Deposit, the Public Offering Price per Unit (which is based on the underlying offering prices of the Securities and includes the sales charge) will exceed the value at which Units could be redeemed by the amount shown under "Essential Information." While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority will be delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of
(i) the cash on hand in the Trust or monies in the process of being collected and (ii) the value of the Securities in the Trust less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses of the Trust. The Evaluator may determine the value of the Securities in the Trust in the following manner: if the Security is listed on a national securities exchange, the evaluation will generally be based on the last sales price on the exchange (unless the Evaluator deems the price inappropriate as a basis for evaluation). If the Security is not so listed or, if so listed and the principal market for the Security is other than on the exchange, the evaluation will generally be made by the Evaluator in good faith based on the last bid price in the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if a bid price is not available, (1) on the basis of the current bid price for comparable securities, (2) by the Evaluator's appraising the value of the Securities in good faith at the bid side of the market or (3) by any combination thereof. See "Public Offering of Units -- Public Offering Price."
RETIREMENT PLANS
     The Trust may be suitable for purchase by IRAs, Self-Employed Individual Retirement Plans ("Keogh Plan"), pension plans and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.
UNITHOLDERS
     OWNERSHIP OF UNITS.   Ownership of Units of the Trust will not be evidenced
by certificates unless a Unitholder, the Unitholder's investment executive or the clearing agent for such investment executive makes a written request to the Trustee. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed as stated under "Redemption -- General."
     Units may be purchased and certificates, if requested, will be issued in denominations of one Unit or any multiple thereof, subject to the Trust's minimum investment requirement of 50 Units. Fractions of Units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined at the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or
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
interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 1 1/2% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.
     DISTRIBUTIONS TO UNITHOLDERS.   Income received by the Trust is credited by
the Trustee to the Income Account of the Trust. Other receipts are credited to the Capital Account of the Trust. Income received by the Trust will be distributed on or shortly after the last day of June and December of each year on a pro rata basis to Unitholders of record as of the preceding record date (which will be the fifteenth day of the related month). All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, amounts from the Capital Account of the Trust, if any, will be distributed at least annually in December to the Unitholders then of record. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The Trustee shall not be required to make a distribution from the Capital Account unless the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 50 Units. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefit from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.
     The distribution to the Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling firm.

     As of the first day of each month, the Trustee will deduct from the Income Account of the Trust and, to the extent funds are not sufficient therein, from the Capital Account of the Trust amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Expenses of the Trust"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of Units.

     STATEMENTS TO UNITHOLDERS.   With each distribution, the Trustee will
furnish or cause to be furnished to each Unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.
     The accounts of the Trust are required to be audited annually, at the Trust's expense, by independent public accountants designated by such Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders of the Trust. The accountants' report will be furnished by the Trustee to any Unitholder of the Trust upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of the Trust a statement, covering the calendar year, setting forth for the Trust:
                                       17

          A. As to the Income Account:
             1. Income received;
             2. Deductions for applicable taxes and for fees and expenses of the Trust and for redemptions of Units, if any; and
             3. The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and
          B. As to the Capital Account:
             1. The dates of disposition of any Securities and the net proceeds received therefrom;
             2. Deductions for payment of applicable taxes and fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination; and
             3. The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and
          C. The following information:
             1. A list of the Securities as of the last business day of such calendar year;
             2. The number of Units outstanding on the last business day of such calendar year;
             3. The Redemption Price based on the last evaluation made during such calendar year;
             4. The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the record dates for each such distribution.
     RIGHTS OF UNITHOLDERS. A Unitholder may at any time tender Units to the Trustee for redemption.
     No Unitholder shall have the right to control the operation and management of the Trust in any manner, except to vote with respect to the amendment of the Trust Agreement or termination of the Trust.
INVESTMENT SUPERVISION
     The Trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The portfolio of the Trust will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from the portfolio. However, the Sponsor may direct the Trustee to dispose of Securities upon default in payment of amounts due on debt obligations of the issuer of the Securities or upon a decline in price or the occurrence of other market or credit factors that in the opinion of the Sponsor would make the retention of such Securities in the Trust detrimental to the interest of the Unitholders. In addition, the Sponsor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that the Trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Code. Pursuant to the Trust Agreement, the Sponsor is not authorized to direct the reinvestment of the proceeds of the sale of Securities in replacement securities except in the event the sale is the direct result of serious adverse credit factors affecting the issuer of the Security which, in the opinion of the Sponsor, would make the retention of such Security detrimental to the Trust. If such factors exist, the Sponsor is authorized, but not obligated, to direct the reinvestment of the proceeds of the sale of such Securities in any other securities which meet the criteria necessary for inclusion in the Trust on the Date of Deposit (including other
                                       18

Securities already deposited in the Trust). The Trustee may sell any securities or other properties acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor. Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for Securities) are credited to the Capital Account for distribution to Unitholders or to meet redemptions. Except as stated under "The Trust" for failed securities and as provided in this paragraph, the acquisition by the Trust of any securities other than the Securities is prohibited.
     The Trustee may sell Securities, designated by the Sponsor, from the Trust for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.
ADMINISTRATION OF THE TRUST
     THE TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the FDIC to the extent permitted by law.
     The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of the Trust. For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Unitholders."
     In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder of the Trust at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in the Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising the Trust.
     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor.
     The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States or any state thereof, be authorized under such laws to exercise trust powers and have at all times aggregate capital, surplus and undivided profits of not less than $5,000,000.
                                       19

     THE SPONSOR. The Sponsor, Legg Mason Wood Walker, Incorporated, is a wholly owned subsidiary of Legg Mason, Inc. and is a registered broker-dealer incorporated under the laws of the State of Maryland. The Sponsor is a member firm of the New York Stock Exchange and is a member of the National Association of Securities Dealers, Inc. The Sponsor, through its over 90 offices located in 23 states, and other subsidiaries of Legg Mason, Inc. offer a full line of investment services including investment research and trade execution services for listed and unlisted equity and fixed-income securities and options; exchange floor execution; investment banking services for corporations and public sector clients; and professional investment management services for individual and institutional clients. Among other specialties, the Sponsor and the other subsidiaries of Legg Mason, Inc., most notably Gray, Seifert & Company, Inc. (which as of June 30, 1995 had over $700 million assets under management), are recognized for their concentrated focus on research and securities analysis with respect to regional thrift institutions and regional and community banks and bank holding companies. The Sponsor and other subsidiaries of Legg Mason, Inc. may, but need not, make a principal market as dealer in one or more of the Securities in the Trust. For the fiscal year ended March 31, 1995 Legg Mason, Inc. had revenues of $371,591,000. As of March 31, 1995 the stockholders' equity of Legg Mason Wood Walker, Incorporated, on an unconsolidated basis, was $129,173,000 (audited). The foregoing information with regard to the Sponsor relates to the Sponsor only and not to the Trust. Such information is included in this Prospectus only for the purpose of informing investors as to the responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trust. More detailed financial information concerning the Sponsor can be obtained upon request from the Sponsor.

     If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC, or (b) terminate the Trust Agreement and liquidate the Trust as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreement.
     THE EVALUATOR.   Gray, Seifert & Company, Inc., an affiliate of the
Sponsor, serves as Evaluator. The Evaluator may resign or be removed by the Sponsor in which event the Sponsor is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder.
     AMENDMENT AND TERMINATION.   The Trust Agreement may be amended by the
Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the SEC or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreement with respect to the Trust may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66-2/3% of the Units then outstanding of the Trust, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of the Trust. In no event shall the Trust Agreement be amended to increase the number of Units of the Trust issuable thereunder or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in the Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders of the substance of any such amendment.
                                       20

     The Trust Agreement provides that the Trust shall terminate upon the liquidation, redemption or other disposition of the last of the Securities held in the Trust but in no event is it to continue beyond the Mandatory Termination Date set forth under "Essential Information." If the value of the Trust shall be less than the applicable minimum value stated under "Essential Information" (40% of the aggregate value of the Securities -- based on the value at the Date of Deposit of such Securities into the Trust), the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trust may be terminated at any time by Unitholders representing 66-2/3% of the Units thereof then outstanding.
     No later than the date specified under "Liquidation Period" set forth under "Essential Information," the Trustee will begin to sell all of the underlying Securities on behalf of Unitholders in connection with the termination of the Trust. The Sponsor has agreed to assist the Trustee in these sales. The sale proceeds will be net of any incidental expenses involved in the sales. At termination of the Trust, written notice thereof will be sent by the Trustee to all Unitholders of the Trust. Within a reasonable period after termination, the Trustee will sell any Securities remaining in the Trust and, after paying all expenses and charges incurred by the Trust, will distribute to Unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the Trust.
     LIMITATIONS ON LIABILITY.   The Sponsor: The Sponsor is liable for the
performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.
     The Trustee: The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of monies, Securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.
     The Evaluator: The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable only for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.
EXPENSES OF THE TRUST
     The Sponsor will not charge the Trust any fees for services performed as Sponsor but will receive that fee set forth under "Essential Information" for providing supervisory services. Such fee, which is calculated monthly, is based on the largest number of Units outstanding during the calendar year for which such compensation relates. The Sponsor will also receive a portion of the sale commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in the Trust.
     The Trustee receives for its services that fee set forth under "Essential Information." The Trustee's fee which is calculated monthly is based on the largest number of Units outstanding during the calendar year for
                                       21
which such compensation relates. The Trustee's fees are payable monthly on or before the fifteenth day of the month from the Income Account to the extent funds are available and then from the Capital Account. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.
     For evaluation of Securities in the Trust, the Evaluator shall receive that fee set forth under "Essential Information," payable monthly, based upon the largest number of Units outstanding during the calendar year for which such compensation relates.
     The Trustee's fees, the Sponsor's supervisory fees and the Evaluator's fees are deducted from the Income Account of the Trust to the extent funds are available and then from the Capital Account. Each such fee may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.
     Expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust and amortized over the life of the Trust. The following additional charges are or may be incurred by the Trust: (a) fees for the Trustee's extraordinary services; (b) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of Securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the Unitholders; (e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from gross negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the Trust Agreement; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement; and (g) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of the Trust and, when owing to the Trustee, are secured by a lien on the Trust. Since the Securities are all common stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Federal Tax Status." LEGAL OPINIONS
     The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.
INDEPENDENT AUDITORS
     The statement of net assets, including the schedule of investments, of the Trust at the opening of business on the Date of Deposit appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and is included herein in reliance upon such report given the authority of such firm as experts in accounting and auditing.
                                       22
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
REPORT OF INDEPENDENT AUDITORS

TO THE UNITHOLDERS OF
LEGG MASON UNIT INVESTMENT TRUST, SERIES 6
(LEGG MASON REGIONAL BANK AND THRIFT TRUST, SERIES 2):


     We have audited the accompanying statement of net assets, including the schedule of investments, of Legg Mason Unit Investment Trust, Series 6, comprising the Legg Mason Regional Bank and Thrift Trust, Series 2, as of the opening of business on October 26, 1995. The statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on October 26, 1995. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe our audit provides a reasonable basis for our opinion.


     In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of Legg Mason Unit Investment Trust, Series 6, comprising the Legg Mason Regional Bank and Thrift Trust, Series 2, at the opening of business on October 26, 1995, in conformity with generally accepted accounting principles.

                                               Ernst & Young LLP

Baltimore, Maryland
October 26, 1995

LEGG MASON UNIT INVESTMENT TRUST, SERIES 6
(LEGG MASON REGIONAL BANK AND THRIFT TRUST, SERIES 2)
STATEMENT OF NET ASSETS
AT THE OPENING OF BUSINESS ON OCTOBER 26, 1995, THE DATE OF DEPOSIT


ASSETS
Investment in Securities represented by purchase contracts (1)(2)..................................   $ 47,470,737
Organizational costs(3)............................................................................         56,645
Total assets.......................................................................................     47,527,382
LIABILITIES
Accrued organizational costs.......................................................................         56,645
Net assets.........................................................................................   $ 47,470,737
ANALYSIS OF NET ASSETS
Cost to investors (4)..............................................................................   $ 49,269,057
Less: sales charge (4).............................................................................      1,798,320
Net assets (1)(2)(4)...............................................................................   $ 47,470,737
Number of Units....................................................................................      2,463,452


(1) Aggregate cost of the Securities listed in the Schedule of Investments is based on evaluations as determined by The Bank of New York.

(2) An irrevocable letter of credit has been deposited with the Trustee covering the funds (aggregating $48,000,000) necessary for the purchase of the Securities in the Trust represented by purchase contracts.

(3) Deferred organizational costs will be amortized on a straight-line basis over four years commencing on the Date of Deposit.
(4) The aggregate cost to investors includes a sales charge computed at the rate of 3.65% of the Public Offering Price (equivalent to 3.79% of the net amount invested) assuming no reduction of sales charges for quantity purchases.
                                       24

LEGG MASON UNIT INVESTMENT TRUST, SERIES 6
(LEGG MASON REGIONAL BANK AND THRIFT TRUST, SERIES 2)
SCHEDULE OF INVESTMENTS
AT THE OPENING OF BUSINESS ON OCTOBER 26, 1995, THE DATE OF DEPOSIT


                                                                                                        AGGREGATE
              NAME OF ISSUER                                                                             COST OF
              OF SECURITIES                                                                             SECURITIES
               DEPOSITED OR                  PERCENTAGE OF             NUMBER OF                            TO
            CONTRACTED FOR (1)               PORTFOLIO(1)     SYMBOL    SHARES      PRICE PER SHARE     TRUST (2)
AmFed Financial, Inc.                               2.2%        AMFF     34,000         $ 30.25        $  1,028,500
American Federal Bank                               1.6         AMFB     50,000           15.25             762,500
AmSouth Bancorporation                              2.1          ASO     25,000          40.125           1,003,125
Bankcorp Hawaii, Inc.                               4.4          BOH     63,000          33.125           2,086,875
BankAtlantic Bancorp                                0.9         BANC     20,000           20.00             400,000
Barnett Banks, Inc.                                 5.1          BBI     43,000          56.625           2,434,875
Boatmen's Bancshares, Inc.                          4.8         BOAT     60,000          38.125           2,287,500
CCB Financial Corporation                           1.3         CCBF     12,500           49.50             618,750
California Bancshares                               1.0         CABI     20,000           23.50             470,000
Carolina First Corporation                          1.0         CAFC     30,000           15.50             465,000
Centura Banks Inc.                                  1.0          CBC     14,100          33.625             474,112
Commerce Bancshares, Inc.                           2.4         CBSH     29,000           39.00           1,131,000
Commercial Federal Corp.                            2.2          CFB     30,000          34.375           1,031,250
Community First Bankshares                          1.1         CFBX     25,000           20.25             506,250
Crestar Financial Corporation                       4.8           CF     40,000          56.875           2,275,000
Fifth Third Bancorp                                 2.1         FITB     15,000           65.50             982,500
First American Corporation                          2.3         FATN     25,000          44.375           1,109,375
First Financial Corporation                         1.6         FFHC     35,000           22.25             778,750
First Palm Beach Bancorp                            1.0         FFPB     20,000          24.125             482,500
First Security Corporation                          1.6         FSCO     21,000           35.00             735,000
First Western Bancorp, Inc.                         1.1         FWBI     15,000           34.00             510,000
Golden West Financial                               4.5          GDW     43,000           50.00           2,150,000
Harbor Federal Savings Bank                         1.0         HARB     20,000           24.25             485,000
Hibernia Corporation                                3.9          HIB    180,000          10.375           1,867,500
Home Financial Corp.                                1.0         HOFL     30,000          15.625             468,750
Integra Financial Corp.                             4.9          ITG     40,000          58.375           2,335,000
Long Island Bancorp                                 1.0         LISB     20,000           23.75             475,000
Mark Twain Bancshares                               2.4         MTWN     30,000           37.50           1,125,000
Marshall & Ilsley Corporation                       1.6         MRIS     30,000           25.25             757,500
Mercantile Bankshares Corporation                   1.6         MRBK     27,000           28.00             756,000
Mercantile Bancorp                                  4.6          MTL     50,000           43.50           2,175,000
North Fork Bancorporation, Inc.                     2.3          NFB     50,000           22.00           1,100,000
Peoples Heritage Financial Group, Inc.              1.1         PHBK     25,000           21.00             525,000
Republic Bank                                       0.4         REPB     11,500           14.75             169,625
Santa Monica Bank                                   0.8          SMO     30,000          13.125             393,750
Seacoast Banking Corp. of Florida                   0.8        SBCFA     15,000           25.25             378,750
Security Bancorp                                    1.3         SFBM     30,000           21.00             630,000
Southern National                                   1.5          SNB     28,000           25.75             721,000
Summit Bancorporation                               1.9         SUBN     32,000           28.75             920,000
Suntrust Banks, Inc.                                4.6          STI     33,000          65.375           2,157,375
Trans Financial, Inc.                               0.9         TRFI     25,000           17.50             437,500
United Bankshares, Inc.                             3.2         UBSI     50,000           30.50           1,525,000
UJB Financial Corporation                           2.4          UJB     35,000          32.375           1,133,125
ValliCorp Holdings Inc.                             0.7         VALY     25,000           14.00             350,000
West One Bancorp                                    4.5         WEST     48,000          44.625           2,142,000
Washington Federal                                  1.5         WFSL     30,000           24.00             720,000
                                                  100.0%                                               $ 47,470,737

NOTES TO SCHEDULE OF INVESTMENTS

(1) All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Date of Deposit, the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such undelivered Securities. Contracts to purchase Securities were entered into on or before October 25, 1995 and all have expected settlement dates on or before October 31, 1995 (see "The Trust"). Percentages are based on the cost of Securities to the Trust.


(2) The market value of each Security is based on the closing sales price on a national securities exchange if the Security is listed thereon or, if not so listed, then on the closing asked price on the over-the-counter market, in each case on the day prior to the Date of Deposit. As of the Date of Deposit the aggregate cost of the Securities to the Sponsor was $47,761,137 and its gross loss was $290,400.

     The Sponsor in its general securities business acts as agent or principal in connection with the purchase and sale of equity securities, which may include Securities in the Trust, and may act as a market maker in certain of the Securities. The Sponsor may also from time to time issue reports on and make recommendations relating to equity securities, which may include the Securities. From time to time the Sponsor may act as investment banker or an employee or affiliate may be a director of a company whose shares are included among the Securities; nonpublic information concerning such a company would not be disclosed to or for the benefit of the Trust under such circumstances.
                                       26

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                    CONTENTS

                                                    PAGE
SUMMARY..........................................     2
ESSENTIAL INFORMATION............................     4
THE TRUST........................................     5
THE TRUST PORTFOLIO..............................     5
RISK FACTORS.....................................     8
FEDERAL TAX STATUS...............................    11
PUBLIC OFFERING OF UNITS.........................    13
  Public Offering Price..........................    13
  Public Distribution of Units...................    14
  Sponsor Profits................................    14
MARKET FOR UNITS.................................    14
REDEMPTION.......................................    15
  General........................................    15
  Computation of Redemption Price................    16
RETIREMENT PLANS.................................    16
UNITHOLDERS......................................    16
  Ownership of Units.............................    16
  Distributions to Unitholders...................    17
  Statements to Unitholders......................    17
  Rights of Unitholders..........................    18
INVESTMENT SUPERVISION...........................    18
ADMINISTRATION OF THE TRUST......................    19
  The Trustee....................................    19
  The Sponsor....................................    20
  The Evaluator..................................    20
  Amendment and Termination......................    20
  Limitations on Liability.......................    21
EXPENSES OF THE TRUST............................    21
LEGAL OPINIONS...................................    22
INDEPENDENT AUDITORS.............................    22
REPORT OF INDEPENDENT AUDITORS...................    23
STATEMENT OF NET ASSETS..........................    24
SCHEDULE OF INVESTMENTS..........................    25


     THIS PROSPECTUS DOES NOT CONTAIN ALL OF THE INFORMATION WITH RESPECT TO THE INVESTMENT COMPANY SET FORTH IN ITS REGISTRATION STATEMENT AND EXHIBITS RELATING THERETO WHICH HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.
     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THIS INVESTMENT COMPANY NOT CONTAINED IN THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST, THE TRUSTEE, OR THE SPONSOR. SUCH REGISTRATION DOES NOT IMPLY THAT THE TRUST OR THE UNITS HAVE BEEN GUARANTEED, SPONSORED, RECOMMENDED OR APPROVED BY THE UNITED STATES OR ANY STATE OR ANY AGENCY OR OFFICER THEREOF.
     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE OR COUNTRY.

                                   LEGG MASON
                             UNIT INVESTMENT TRUST
                                    SERIES 6

                                   PROSPECTUS

                                October 26, 1995


                                   LEGG MASON
                         REGIONAL BANK AND THRIFT TRUST
                                    SERIES 2

                      LEGG MASON WOOD WALKER, INCORPORATED
                            111 SOUTH CALVERT STREET
                                 P.O. BOX 1476
                         BALTIMORE, MARYLAND 21203-1476
                         (410) 539-0000/(800) 822-5544

                                                                         LMF-155

                 Contents Of Registration Statement

This Registration Statement comprises the following papers and documents:
   The facing sheet
   The Cross-Reference Sheet
   The Prospectus
   Undertakings
   The signatures
   The consents of independent auditors, evaluator, and legal counsel

      The following exhibits:
      1.1     Trust Agreement.

      1.1.1   Standard Terms and Conditions of Trust.  Reference is made to
              Exhibit 1.1.1 to the Registration Statement on Form S-6 with respect to Legg Mason Unit Investment Trust, Series 5 (Registration No. 33-90620), as filed on May 23, 1995.

      1.2 Articles of Incorporation of Legg Mason Wood Walker, Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 with respect to Legg Mason Unit Investment Trust, Series 5 (Registration No. 33-90620), as filed on May 23, 1995.

      1.3     By-Laws of Legg Mason Wood Walker, Inc.  Reference is made to
              Exhibit 1.3 to the Registration Statement on Form S-6 with respect to Legg Mason Unit Investment Trust, Series 5 (Registration No. 33-90620), as filed on May 23, 1995.

      2.1 Form of Certificate of Ownership (pages two to four, inclusive of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1).

      3.1 Opinion and consent of Chapman and Cutler, special counsel to the Depositor, as to legality of securities being registered.

      4.1     Consent of Ernst & Young, LLP.


    EX-27     Financial Data Schedule.

                                   Undertakings

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                            Signatures

   The Registrant, Legg Mason Unit Investment Trust, Series 6, hereby identifies Legg Mason Unit Investment Trust, Series 5, for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Legg Mason Unit Investment Trust, Series 6, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Baltimore and State of Maryland on the 26th day of October, 1995.

                                   Legg Mason Unit Investment Trust,
                                   Series 6 (Registrant)

                                   By Legg Mason Wood Walker, Inc. (Depositor)


                                   By   /s/ Kathi D. Glenn
                                            Kathi D. Glenn

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on October 26, 1995 by the following persons in the capacities stated, who constitute a majority of the Board of Directors of Legg Mason Wood Walker, Inc.

Signature                    Title

Raymond A. Mason(dag)        Chairman of the Board

John F. Curley, Jr.*         Vice Chairman of the Board

James W. Brinkley*           President and Director

Edmund J. Cashman, Jr.*      Senior Executive Vice President
                              and Director

Robert G. Sabelhaus*         Executive Vice President
                              and Director

Richard J. Himelfarb*        Executive Vice President
                              and Director

Edward A. Taber III(dag)     Executive Vice President
                              and Director

Thomas M. Daly, Jr.*         Senior Vice President
                              and Director

Jerome M. Dattel*            Senior Vice President
                              and Director

Robert G. Donovan*           Senior Vice President
                              and Director

William F. Haneman, Jr.*     Senior Vice President
                              and Director

Thomas E. Hill*              Senior Vice President
                              and Director

Arnold S. Hoffman(dag)       Senior Vice President
                              and Director

Carl Hohnbaum*               Senior Vice President
                              and Director

William B. Jones, Jr.(dag)   Senior Vice President
                              and Director

Laura L. Lange*             Senior Vice President
                             and Director

Marvin H. McIntyre*         Senior Vice President
                             and Director

Douglas C. Petty, Jr.*      Senior Vice President
                             and Director

Mark I. Preston*            Senior Vice President
                             and Director

M. Walter D'Alessio(dag)    Director

F. Barry Bilson*            Senior Vice President
                            and Director

                                                     Kathi D. Glenn
                                                     (Attorney-in-fact)*(dag)

_______________________________
(dag) An executed copy of the related power of attorney for these persons was filed as Exhibit 7.1 to Amendment No. 1 to Form S-6 of Legg Mason Unit Investment Trust, Series 5, as filed on May 23, 1995.
    * An executed copy of the related power of attorney for these persons was filed as Exhibit 7.1 to the initial Registration Statement for Legg Mason Unit Investment Trust, Series 5, as filed on March 24, 1995.